UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7500 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: January 2, 2014		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: January 2, 2014		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

Genesee & Wyoming Inc. (NYSE: GWR)

Release: Immediate January 2, 2014

Canadian Pacific to sell west end of its Dakota, Minnesota & Eastern line to Genesee & Wyoming

Calgary, AB and Darien, CT – Canadian Pacific (CP) (TSX:CP) (NYSE:CP) and Genesee & Wyoming Inc. (G&W) (NYSE: GWR) announced today that they have executed an agreement pursuant to which CP will sell the west end of its Dakota, Minnesota & Eastern (DM&E) line to G&W for continued rail operations.

The west end encompasses approximately 660 miles of CP’s current operations between Tracy, MN and Rapid City, SD; north of Rapid City to Colony, WY; south of Rapid City to Dakota Jct., NE; and connecting branch lines, as well as trackage from Dakota Junction to Crawford, NE, currently leased to the Nebraska Northwestern Railroad (NNW). Customers on the line ship approximately 52,000 carloads annually of grain, bentonite clay, ethanol, fertilizer and other products. The new rail operation will have the ability to interchange with CP, Union Pacific, BNSF and the NNW.

The asset sale is expected to close by mid-2014, subject to approval of the U.S. Surface Transportation Board and satisfaction of other customary closing conditions. Upon closing, the new railroad will be named the Rapid City, Pierre & Eastern Railroad. G&W expects to hire approximately 180 employees to staff the new company and anticipates these employees will come primarily from those currently working on the rail line.

The agreement with G&W concludes the comprehensive strategic review process that was launched by CP on December 4, 2012. Canadian Pacific has operated the rail line in this area since it assumed operational control of the DM&E railroad in 2008 and will continue to own and operate approximately 1,900 miles of former DM&E track following the sale of the west end.

Under the terms of the definitive transaction agreements, the purchase price is approximately USD $210 million, subject to certain adjustments including the purchase of inventory, equipment and vehicles. For CP, it is anticipated the sale will result in a net after-tax write down of approximately USD $240 million, subject to closing adjustments, which will be recorded in CP’s fourth quarter 2013 financial statements. The transaction is cash positive for CP and the sale will not have a material effect on anticipated future earnings. For G&W, it is expected the transaction will generate annual revenues of approximately $65 million and be immediately accretive to book and cash earnings per share in 2014.

The sale is expected to benefit CP in its ongoing transformation to make its network stronger for its entire customer base. For G&W, the purchase is expected to add an important rail corridor with a strong customer base and continued access to CP’s North American network.

“There is a strong long-term franchise here and we are pleased to have found a partner in Genesee & Wyoming, which will maintain a high standard of customer service,” said CP Chief Executive Officer, E. Hunter Harrison. “South Dakota remains an important economic driver in the Midwest and CP looks forward to working with G&W.”

Jack Hellmann, G&W’s Chief Executive Officer commented, “We are excited to be working with CP to expand G&W’s rail operations into South Dakota, as well as into Wyoming, Minnesota and Nebraska. Given G&W’s commitment to safety, service and long-term infrastructure investment, we believe this transaction will significantly benefit our customers, the employees we plan to hire, the communities that we serve, and our connecting Class I rail partners.”

Evercore served as exclusive financial advisor to CP on the transaction.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of Canadian Pacific.

About Genesee & Wyoming

G&W owns and operates short line and regional freight railroads in the United States, Australia, Canada, the Netherlands and Belgium. In addition, G&W operates the 1,400-mile Tarcoola to Darwin rail line, which links the Port of Darwin with the Australian interstate rail network in South Australia. Operations currently include 111 railroads organized in 11 regions, with nearly 15,000 miles of owned and leased track, 4,600 employees and over 2,000 customers. G&W provides rail service at 35 ports in North America, Australia and Europe and performs contract coal loading and railcar switching for industrial customers.

Note on Forward-Looking Information

This news release contains certain “forward-looking statements” within the meaning of applicable securities laws relating, but not limited, to G&W’s proposed acquisition of the west end of CP’s DM&E line, CP’s and G&W’s operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. These forward-looking statements also include, but are not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking statements may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking statements as actual results may differ materially from the forward-looking statements. Forward-looking statements are not a guarantee of future performance. Among other risks, there can be no guarantee that the acquisition will be completed within the anticipated time frame or at all or that the expected benefits of the acquisition will be realized. By their nature, CP’s and G&W’s forward-looking statements involve numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement; the outcome of any legal proceedings that may be instituted against CP or G&W and others following announcement of the purchase agreement; the inability to complete the acquisition due to the failure to satisfy the conditions to the acquisition; risks that the proposed transaction disrupts current plans and operations; the ability to recognize the benefits of the acquisition; legislative, regulatory and economic developments, including regulation of rates; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation;; changes in taxes and tax rates; potential increases in maintenance and operating costs; labor disputes and potential difficulties in employee retention as a result of the acquisition; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions; various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental responses thereto, and technological changes. The foregoing list of factors is not exhaustive.

These and/or other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States and in reports filed by G&W with the SEC. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Reference should also be made to G&W’s Annual Report on Form 10-K for the year ended December 31, 2012. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking statements will not be achieved by CP or G&W or will be delayed or materially altered. Except as required by law, CP and G&W undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Media

Canadian Pacific Ed Greenberg Tel.: 612-849-4717 24/7 Media Pager: 855-242-3674 email: Ed_greenberg@cpr.ca	G&W Corporate Communications Michael Williams Tel.: 203-202-8900 email: mwilliams@gwrr.com

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca

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